11021539

UNITED STA[...]
SECURITIES AND EXCHAN[...]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 01 2011

SEC FILE NUMBER
8-68163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ENNIS KNUPP SECONDARY MARKET SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 S. RIVERSIDE PLAZA, SUITE 1600
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY HAUKE 312-715-2937
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCGLADREY & PULLEN LLP
(Name – *if individual, state last, first, middle name*)

1 S. WACKER DR., STE 800	CHICAGO	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AMY HAUKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ENNIS KNUPP SECONDARY MARKET SERVICES, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amy E. Hauke
Signature

CCO/Principal
Title

Cynthia Spalla
Notary Public

"OFFICIAL SEAL"
Cynthia Spalla
Notary Public, State of Illinois
My Commission Expires 4/15/2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member
Ennis Knupp Secondary Market Services, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Ennis Knupp Secondary Market Services, LLC (the Company) as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the period from October 1, 2009 through December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ennis Knupp Secondary Market Services, LLC as of December 31, 2010, and the results of its operations and its cash flows for the period from October 1, 2009 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2011

Ennis Knupp Secondary Market Services, LLC

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	50,473
Other assets		1,882
Total assets	$	52,355
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	1,438
Member's equity		50,917
Total liabilities and member's equity	$	52,355

See Notes to Financial Statements.

Ennis Knupp Secondary Market Services, LLC

Statement of Operations
Period from October 1, 2009 through December 31, 2010

Revenue:	$	-
Total revenue		-
Expenses:		
Occupancy	$	92,546
Professional fees		26,792
Compensation and related expenses		24,640
Other operating expenses		4,974
Total expenses		148,952
Net loss	$	(148,952)

See Notes to Financial Statements.

Ennis Knupp Secondary Market Services, LLC

Statement of Changes in Member's Equity
Period from October 1, 2009 through December 31, 2010

Balance, beginning of period	$	63,902
Capital contributions		135,967
Net loss		(148,952)
Balance, end of period	$	50,917

See Notes to Financial Statements.

Ennis Knupp Secondary Market Services, LLC

Statement of Cash Flows
Period from October 1, 2009 through December 31, 2010

Cash Flows from Operating Activities:		
Net loss	$	(148,952)
Adjustments to reconcile net loss to net cash used in operating activities:		
Forgiveness of expenses allocated from Member as equity contributions		119,392
Changes in:		
Other assets		(942)
Accounts payable		2
Net cash used in operating activities		(30,500)
Decrease in cash and cash equivalents		(30,500)
Cash:		
Beginning of period		80,973
End of period	$	50,473

Supplemental Schedule of Noncash Operating and Financing Activities

During the period from October 1, 2009 through December 31, 2010, the Member paid expenses on behalf of the Company that were allocated as expenses to the Company and forgiven in the form of equity contributions in the amount of $119,392. The Member also forgave an amount due from the Company that was outstanding at September 30, 2009 in the amount of $16,575 in a form of an equity contribution.

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Ennis Knupp Secondary Market Services, LLC (the Company) (previously known as EK BD, LLC) is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hewitt|Ennisknupp, Inc. (the Member). The Member is a wholly owned subsidiary of Aon Hewitt, LLC, a wholly owned subsidiary of Aon Corporation (Aon). The Company was originally incorporated in 2008 and became a regulated broker-dealer on October 27, 2009. The Company intends to function as an intermediary between the owners of a limited partnership interest who wish to sell to prospective buyers in the secondary market.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the operating provisions of that rule. Essentially, the requirements of paragraph (k)(2)(i) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities to customers.

The following is a summary of the Company's significant accounting policies:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. The Company does not file a federal tax return, but its taxable income is reported as part of the consolidated federal tax return of the Member.

Note 2. Related-Party Transactions

The Company has entered into an expense sharing arrangement with the Member whereby compensation, occupancy and certain other operating expenses are paid by the Member on the Company's behalf. The Company then reimburses the Member for these expenses. Personnel costs related to employees who are assigned to the Company for a portion of their time are prorated based on the amount of time required. Other operating costs are allocated based on estimated usage. Allocated expenses amounted to $119,392 during the period from October 1, 2009 through December 31, 2010. Such expenses, as well as $16,575 that was due to Member, were forgiven in the form of equity contributions.

Note 3. Income Taxes

The accounting standard on accounting for uncertainty in income taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Member's consolidated tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Management has determined there are no material uncertain income tax positions through December 31, 2010. The Member and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2008.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for twelve months after commencing business as a broker-dealer, and 15 to 1 thereafter. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $49,035, which was $44,035 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.03 to 1.